

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2017

Jon P. Stonehouse
President and Chief Executive Officer
BioCryst Pharmaceuticals, Inc.
4505 Emperor Blvd., Suite 200
Durham, North Carolina 27703

> **Re: BioCryst Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2017**
> **File No. 333-217859**

Dear Mr. Stonehouse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Robyn E. Zolman